FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

3rd Quarter 2007

  At the end of the third quarter, the number of lines in service reached 18 million 157 thousand where TELMEX's estimated participation in the telecommunications market is as follows:

Market	Market Share*	Number of Services
Fixed, mobile and voice services of cable companies	21%	More than 85 million
Fixed voice services including the ones provided by mobile and cable companies	85%	More than 21 million

*Estimated

  Of TELMEX's lines, approximately 9.8 million (46% of the fixed services market) are in areas with competition and where cable companies have presence. The remaining 8.3 million lines (39% of fixed services market) are in communities that are not served by competition (CONAT). These customers generated revenues of approximately 5.8 billion pesos and an operating loss of 708 million pesos in the third quarter. Given the particular characteristics of this market where competition has no presence, TELMEX established a new business unit called "Dirección para Comunidades no Atendidas por la Competencia" (CONAT) that will operate and report in an independent manner with the objective of satisfying the telecommunications services needs in these communities.

  TELMEX continues to offer computers with financing for up to 3 years, offering choices starting at monthly payments of 183 pesos (211 pesos VAT included), so that, customers can choose the computer that best fits their needs. Additionally, customers who sign up for our Internet service receive a 20% discount on their computer payments. These efforts contribute to growth in broadband services, recognizing that low computer penetration in the country is one of the main obstacles for growth in that market since 4 out of 5 homes do not have a computer. Throughout the year, we have sold more than 240 thousand computers.

  In Mexico during the third quarter, 296 thousand broadband Infinitum (ADSL) accounts were added, bringing the total to approximately 2.7 million services. Of the total of 3.1 million Internet users, 85% are broadband Infinitum users. Currently, close to 13% of homes have access to broadband services and in TELMEX's case, Infinitum services increased 68.2%. Mexico has one of the highest growth rates in this type of service among all countries that are members of the OECD. (OECD Communications Outlook 2007)

  In the third quarter, TELMEX launched the Todo México sin límites (All Mexico without limits) package that includes fixed line rent, broadband Infinitum service, unlimited local calls and domestic long distance minutes, as well as digital services for 869 pesos (999 pesos per month 15% VAT included).

  Mexico has 397 Local Service Areas (LSA) each one with an average surface of 5 thousand square kilometers where more than 260 thousand inhabitants are served. That compares favorably with LSA figures in other countries.

Country	Mexico	USA	Canada	Spain	Brazil	Argentina	Colombia
Number of LSA	397	25,000	3,010	508	5,360	2,904	1,048
Thousand inhabitants/ LSA	262.3	12.0	10.8	86.9	34.8	13.4	44.6

  Those favorable comparisons notwithstanding, we have established a program to offer a DLD price per minute of 0.50 pesos (0.575 pesos VAT included) in 174 adjacent cities. That reduces domestic the long distance cost for the inhabitants in those cities approximately 58%.

  The October 3, 2006 "Acuerdo de Convergencia" (Convergence Agreement), establishes the bases for the convergence of networks and related requirements. As part of achieving interconnection and interoperability of networks, TELMEX has signed 16 interconnection agreements to date with different cable companies. TELMEX has carried out investments and modifications in its telecommunications network in a timely manner to meet these requirements. The objectives established by the Federal Government regarding Competition, Convergence and Coverage are desirable for the rapid development of telecommunications and will surely increase investments and penetration of telecommunications services, thereby increasing the offering and improving prices for consumers in Mexico. The achievement of these objectives will reduce the significant lag in offering integrated services (convergence), coverage and penetration of data and video in Mexico.

  In Brazil, the major revenue generators continue to grow. At Embratel, local service access increased 31.5% compared with the third quarter of 2006 and line equivalents of 64 Kbps increased 29.9%.

  In the third quarter, consolidated revenues rose to 48.1 billion pesos, 2.1% higher than the same period of the previous year. Revenues from the operations in Mexico totaled 33.3 billion pesos, an increase of 0.7% compared with last year's third quarter. In Brazil, revenues totaled 13.0 billion pesos (2.2 billion reais) in the quarter, 5.8% higher than the same quarter of 2006. In the other Latin American operations total revenues were the equivalent of 1.8 billion pesos.

  Consolidated EBITDA (1) totaled 20.5 billion pesos, an increase of 11.0% compared with the third quarter of last year. The operations in Mexico represent 16.8 billion pesos or 81.8% of total EBITDA and Brazil had EBITDA equivalent to 3.4 billion pesos (575 million reais) or 16.6% of total EBITDA.

  Consolidated operating income totaled 14.1 billion pesos, an increase of 17.9 % compared with the third quarter of 2006.

  Majority net income in the quarter totaled 9.3 billion pesos. In the third quarter, earnings per share were 47 Mexican cents, an increase of 42.4% compared with the same period of last year, and earnings per ADR were 87 US cents, an increase of 61.1%, compared with the third quarter of 2006.

  In the quarter, consolidated net debt (3) decreased the equivalent of 375 million dollars to a total of 7.172 billion dollars.

  Consolidated capital expenditures (Capex) were equivalent to 1.204 billion dollars for the nine months. Share repurchases totaled 2.653 billion pesos during the third quarter.

Consolidated Income Statements

Revenues: In the third quarter, consolidated revenues increased 2.1% compared with the same period of the previous year, reaching 48.146 billion pesos. Major contributors were increases of 8.7% in Internet revenues, 6.2% in corporate networks, 16.3% in interconnection revenues, related to domestic and international calling party pays service, and 34.0% in other revenues, comprised primarily of Tiendas TELMEX (TELMEX stores) and Yellow Pages. For the period, local service revenues and international long distance revenues decreased 7.8% and 6.3%, respectively.

Costs and expenses: In the third quarter, costs and expenses decreased 3.3% compared with the same period of 2006, totaling 34.003 billion pesos. The previous year's period included a non-recurring charge equivalent to 3.1 billion pesos (515 million reais) related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) in Brazil. Other significant cost factors in the third-quarter comparison were the increase in interconnection expenses in Mexico from domestic and international calling party pays, higher costs related to computer sales and the integration of cable TV companies in Colombia. These effects were partially offset by initiatives to control costs and optimize resource use. If the non-recurring charge in 2006 were eliminated, costs and expenses would have increased 5.9%.

EBITDA (1) and operating income: Consolidated EBITDA (1) totaled 20.483 billion pesos in the third quarter, an increase of 11.0% compared with the same period of 2006. The EBITDA margin was 42.5%. Consolidated operating income totaled 14.143 billion pesos, 17.9% higher than the third quarter of 2006, producing a margin of 29.4%.

Other revenues and expenses: Other revenues of 264 million pesos were primarily related to the market value of the company's financial investments.

Comprehensive financing result: Comprehensive financing cost produced a charge of 658 million pesos in the quarter. This resulted from: i) net interest charge of 1.384 billion pesos, 42.8% lower than the same period of 2006, due to recognition of the market value of interest rate swaps, offset by the increase in the level of indebtedness ii) a net exchange loss of 308 million pesos from the third-quarter exchange rate devaluation of 0.1277 pesos per dollar, offset by the 6.140 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.9844 pesos per dollar) and 1.111 billion dollars in dollar-reais hedges (weighted average exchange rate: 2.0144 reais per dollar), and iii) a gain of 1.034 billion pesos in the monetary position.

Majority net income: Majority net income in the third quarter totaled 9.3 billion pesos, 38.4% higher than the same period of the previous year. Earnings per share were 47 Mexican cents, an increase of 42.4% compared with the same period of the previous year, and earnings per ADR were 87 US cents, an increase of 61.1% compared with the same period of 2006.

Investments: For the nine months, consolidated capital expenditures (capex) was the equivalent of 1.204 billion dollars, of which 77.2% was used for growth projects in the voice, data and transport infrastructure, 21.5% for operational support projects and operating needs, and 1.3% for social telephony.

Debt: Gross total debt at September 30 was the equivalent of 10.413 billion dollars, of which 7.3% is short-term and 92.7% is long-term. Additionally, 79.0% is in foreign currency and 44.7% of the total debt has fixed interest rate that converts to 58.1% if 14.160 billion pesos of interest rate swaps at an average interest rate of 8.563% are included. Consolidated net debt (3) decreased in the quarter the equivalent of approximately 375 million dollars, totaling 7.172 billion dollars.

Repurchase of shares: For the nine months, the company used 10.481 billion pesos to repurchase its own shares. Of that total, 2.653 billion pesos were applied during the third quarter to repurchase 139,517,900 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Mexico Operating Results

At September 30, customers have signed up for more than 3 million telecommunications service packages, 20.8% higher than the same period of 2006. In addition to providing benefits for our customers, these packages generate a continuous revenue flow for TELMEX, which exceeded the year-earlier total by 41.8%.

Lines in service and local traffic

At the end of the third quarter, there were 18.2 million lines in service, 45 thousand fewer than a year earlier. The decrease was mainly due to more competition in the most attractive segments of the market and the increase in broadband services that in some cases represent a substitution for traditional lines.

During the third quarter, local traffic decreased 6.1% compared with the same period in 2006, with a total of 6.324 billion local calls. Local traffic volume is still affected by competition from local and mobile telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

At September 30, customers used approximately 1.3 million local service packages that generate a fixed revenue flow. These packages reflected an increase of 66.1% compared with the previous year.

Long distance

Domestic long distance (DLD) traffic decreased 0.9% compared with the third quarter of 2006, totaling 4.632 billion minutes, mainly due to the decrease in termination traffic with long distance operators to the DLD packages as well as to the integration of domestic calling party pays service in November 2006, which registered 634 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic increased 4.3% compared with last year's third quarter, totaling 499 million minutes. Incoming international long distance traffic, including international calling party pays traffic, increased 5.3% compared with the same period of the previous year, totaling 1.893 billion minutes. The incoming-outgoing ratio was 3.8x.

At September 30, there were 1.5 million packages generating fixed revenues for the long distance business, a decrease of 2.3% compared with 2006.

Interconnection

In the third quarter, interconnection traffic increased 15.7% compared with the third quarter of the previous year, totaling 11.678 billion minutes. Calling party pays traffic increased 60.6% as a result of incorporating traffic from domestic and international calling party pays. If this effect were eliminated, local calling party pays traffic would have increased 5.5%, reflecting mobile telephony growth.

Internet and corporate networks

In Mexico during the third quarter, 296 thousand broadband Infinitum (ADSL) accounts were added, bringing the total to approximately 2.7 million services. Of the total of 3.1 million Internet users, 85% are broadband Infinitum users. Currently, close to 13% of homes have access to broadband services and in TELMEX's case, Infinitum services increased 68.2%. Mexico has one of the highest growth rates in this type of service among all countries that are members of the OECD. (OECD Communications Outlook 2007).

In the third quarter, TELMEX launched the Todo México sin límites (All Mexico without limits) package that includes fixed line rent, broadband Infinitum service, unlimited local calls and domestic long distance minutes, as well as digital services for 869 pesos (999 pesos per month VAT included).

In the corporate market, billed line equivalents for data transmission increased 17.2% compared with last year's third quarter, bringing the total to 2.6 million line equivalents of 64 Kbps.

Mexico Financial Results

Revenues: In the third quarter, revenues from the operations in Mexico totaled 33.295 billion pesos, an increase of 0.7% compared with the same period of the previous year. Revenues from interconnection services increased 27.5% due to domestic and international calling party pays services. Other revenues increased 21.9% mainly due to higher sales in Tiendas TELMEX (TELMEX Stores) and to the Yellow Pages business. The increase in revenues partially offset the reduction in real terms of local, long distance, corporate networks and Internet prices.

  Local: Local revenues totaled 13.464 billion pesos in the third quarter, a decrease of 6.8% compared with the third quarter of 2006, due to the reduction in real terms of 4.4% of the average revenue per local billed call, to the decrease of public telephony traffic due to competition from both mobile telephony and other public telephony operators, and to the migration of dial-up Internet access to broadband services.

  DLD: DLD revenues totaled 4.362 billion pesos in the third quarter, 5.7% lower than the third quarter of 2006. The average revenue per minute was 6.3% lower in real terms and traffic decreased 0.9%, affected among other things by the decrease in termination traffic with other long distance operators.

  ILD: In the third quarter, ILD revenues totaled 2.321 billion pesos, a decrease of 10.0% compared with the third quarter of 2006. Revenues from outgoing traffic declined 13.0% to 1.447 billion pesos compared with the third quarter of 2006 due to the 13.9% decrease in the average revenue per minute in real terms. Incoming international long distance revenues totaled 874 million pesos, a decrease of 4.6% compared with the third quarter of 2006.

  Interconnection: In the third quarter, interconnection revenues increased 27.5% to 5.674 billion pesos compared with the same period of 2006, mainly due to the introduction of domestic and international calling party pays. If this effect were eliminated, interconnection revenues would have decreased 7.7%, because of the 10% reduction of the local calling party pays rate.

  Corporate networks: In the third quarter, revenues from services related to data transmission through private and managed networks totaled 2.772 billion pesos, 2.2% higher than same period of the previous year. The increase in the number of services was offset by the price reduction of these services.

  Internet: Revenues from services related to the Internet platform in the third quarter totaled 2.671 billion pesos, 3.5% higher than last year's third quarter. In spite of growth in broadband services, there was no gain in revenues in real terms because of the price reduction that took effect in April 2007.

Costs and expenses: In the third quarter, total costs and expenses were 21.013 billion pesos, an increase of 4.3% compared with the third quarter of 2006. This increase was mainly due to higher interconnection costs (domestic and international calling party pays) and higher costs of telephone handsets and equipment for customers. If costs from domestic and international calling party pays were eliminated, costs and expenses would have decreased 2.3% compared with last year's third quarter as a result of cost control initiatives and lower depreciation and amortization charges.

  Cost of sales and services: In the third quarter, cost of sales and services decreased 0.7% compared with the same period of 2006, totaling 7.564 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales, offset by the initiatives that were carried out to optimize resource use.

  Commercial, administrative and general: Commercial, administrative and general expenses were at a similar level of the same period of the previous year to 4.904 billion pesos due to lower advertising and prepaid cards expenses.

  Transport and interconnection: In the third quarter, transport and interconnection costs totaled 4.063 billion pesos, an increase of 29.7% compared with the same period of 2006 as a result of the new domestic and international calling party pays service, which generated costs of 1.343 billion pesos in the quarter.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 0.9% to 4.482 billion pesos compared with the same period of 2006, due to less impact from restatement of the value of fixed assets.

EBITDA (1) and operating income: EBITDA (1) totaled 16.764 billion pesos in the third quarter, a decrease of 3.9% compared with the same period of last year. The EBITDA margin was 50.3%. Operating income totaled 12.282 billion pesos in the third quarter and the operating margin was 36.9%.

International Operations Results

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

Embratel's efforts have been focused on consolidating its position in the corporate data business and on increasing the local service offering in the mass market. These efforts increased line equivalents 29.9% and lines in service 31.5% compared with the third quarter of last year. Additionally, at September 30 the company provided Net Fone (triple play services) through Net Serviços to 469 thousand customers.

Revenues: In the third quarter, revenues totaled 2.2 billion reais, 5.8% higher than the same quarter of the previous year. Higher revenues were mainly due to the 37.1% increase in local service revenues that offset the 1.5% decrease in domestic long distance revenues.

  Local: In the third quarter, local revenues reached 333 million reais, 37.1% higher than the same period of 2006 due to the 31.5% increase in local service users.

  Domestic long distance: Domestic long distance revenues totaled 1.030 billion reais, 1.5% lower than the third quarter of 2006 due to the 3.6% decrease in traffic, partially offset by a 2.2% increase in the average revenue per long distance minute.

  International long distance: In the quarter, international long distance revenues totaled 128 million reais, 1.7% higher than the same period of 2006, because the average revenue per long distance minute decreased 2.7%, partially offset by the 4.5% increase in traffic.

Corporate networks and Internet: The combined effect of the higher number of services and the rate adjustments generated revenues by the data and Internet access of 567 million reais, 0.8% lower than the same period of 2006.

Costs and expenses: Costs and expenses were 1.892 billion reais in the quarter, a decrease of 20.6% from the 2006 period, which included a non-recurring charge of 515 million reais related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços). If this effect were eliminated, costs and expenses would have been similar to the same period of 2006 mainly due to higher personnel expenses and higher costs of telephone handsets related to growth in local services, offset by the rationalization of resource use.

EBITDA (1) and operating income: EBITDA (1) totaled 575 million reais in the third quarter compared with a loss of 40 million reais in the same period of 2006, producing a margin of 26.4%. Operating income totaled 294 million reais in the quarter, producing a margin of 13.5%.

Colombia

In Colombia, efforts in the voice and data businesses have been focused on consolidating the corporate and SME segments. Those initiatives are reflected in the increase of 67.1% in line equivalents compared with last year's third quarter. In the cable TV business, we are in the process of integrating the operations of the recently acquired companies. Through these companies' integrated network, we currently cover more than 2.5 million homes.

In Colombia, revenues totaled 127.674 billion Colombian pesos in the third quarter, 185.2% higher than the same period of 2006. Higher revenues were mainly due to expanding relationships with several corporate customers and the integration of the cable TV companies, which contributed 81.614 billion Colombian pesos to third-quarter results.

Costs and expenses increased 292%, totaling 135.400 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 96.484 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. In the quarter there was an operating loss of 7.726 billion Colombian pesos compared with operating income of 10.228 billion Colombian pesos in the year-ago third quarter, mainly due to higher depreciation charges related to the update of cable infrastructure. In the third quarter, EBITDA (1) totaled 20.793 billion Colombian pesos with a margin of 16.3%, compared with EBITDA (1) of 18.636 billion Colombian pesos in the same period of the previous year.

Argentina

In the quarter, revenues from the operations in Argentina totaled 102.1 million Argentinean pesos, an increase of 15.0% compared with the same period of the previous year, due to increases in revenues in the corporate and Internet businesses and local services of 28.6% and 56.0%, respectively, partially offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 99.8 million Argentinean pesos in the quarter, an increase of 11.6% due to higher commissions and network maintenance costs related to growth in local services.

In the quarter, EBITDA (1) totaled 20.2 million Argentinean pesos, an increase of 57.8% compared with the same period of 2006 with a margin of 19.8%. Operating income rose to 2.4 million Argentinean pesos in the quarter compared with a loss of 0.6 million Argentinean pesos in the same period of the previous year.

Chile

Revenues from the operations in Chile reached 18.645 billion Chilean pesos, 11.9% more than the third quarter of 2006. Revenues from the corporate networks and Internet access businesses rose 8.1%, while local services revenues increased 40.2%. Long distance revenues decreased 9.9% as this market declined because of migration to mobile services and private networks.

In the third quarter, costs and expenses totaled 19.417 billion Chilean pesos, an increase of 11.0% compared with the same period of the previous year. Costs of sales and services increased 23.9% due to higher network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 10.3% due to higher personnel and advertising expenses for the launch of the new multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 772 million Chilean pesos compared with an operating loss of 823 million Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.431 billion Chilean pesos, producing a margin 13.0%.

Peru

In the third quarter, revenues totaled 66.0 million New Soles, 23.8% higher than the same period of the previous year. The data business, which represents 36.1% of total revenues, increased 36.0%. In the quarter, voice business revenues decreased 2.4% compared with the same period of 2006 since the 13.6% increase in local revenues was offset by the decrease in interconnection revenues with other operators.

In the third quarter, costs and expenses increased 32.8%, reflecting increases of 12.3% in transport and interconnection costs and 57.7% in commercial, administrative and general expenses due to the integration of the cable TV companies. EBITDA (1) totaled 14.2 million New Soles, 9.0% lower the same period of 2006, with a margin of 21.5%.

Consolidated Relevant Figures

[ In millions of Mexican pesos with purchasing power at September, 2007 unless otherwise indicated ]

					%					%
		3Q2007		3Q2006	Inc.		9 months 07		9 months 06	Inc.

Revenues	Ps.	48,146	Ps.	47,168	2.1	Ps.	142,601	Ps.	139,540	2.2
EBITDA (1)		20,483		18,461	11.0		59,939		59,112	1.4
EBITDA margin (%)		42.5		39.1	3.4		42.0		42.4	(0.4)
Operating income		14,143		11,996	17.9		40,890		38,926	5.0
Operating margin (%)		29.4		25.4	4.0		28.7		27.9	0.8
Net income		9,300		6,721	38.4		26,547		22,268	19.2
Earnings per share (pesos)		0.47		0.33	42.4		1.35		1.09	23.9
Earnings per ADR (dollars) (2)		0.87		0.54	61.1		2.48		1.82	36.3
Outstanding shares (millions)		19,621		20,338	(3.5)		19,621		20,338	(3.5)
Equivalent ADRs (millions) (2)		981		1,017	(3.5)		981		1,017	(3.5)

  EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.
  One ADR represents 20 shares.
  Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Consolidated Statements of Income

[ In millions of Mexican pesos with purchasing power at September, 2007 ]

					%					%
		3Q2007		3Q2006	Inc.		9 months 07		9 months 06	Inc.
Revenues
Local	Ps.	15,337	Ps.	16,628	(7.8)	Ps.	46,132	Ps.	48,845	(5.6)
Domestic long distance		10,892		10,579	3.0		32,194		32,602	(1.3)
International long distance		3,290		3,513	(6.3)		9,893		10,816	(8.5)
Interconnection		5,812		4,998	16.3		17,519		14,238	23.0
Corporate networks		6,343		5,971	6.2		18,865		18,218	3.6
Internet		3,742		3,441	8.7		10,973		9,882	11.0
Other		2,730		2,038	34.0		7,025		4,939	42.2
Total		48,146		47,168	2.1		142,601		139,540	2.2

Costs and expenses
Cost of sales and services		9,707		9,052	7.2		28,836		28,640	0.7
Commercial, administrative and general expenses		8,303		11,615	(28.5)		25,074		27,192	(7.8)
Transport and interconnection		9,653		8,040	20.1		28,752		24,596	16.9
Depreciation and amortization		6,340		6,465	(1.9)		19,049		20,186	(5.6)
Total		34,003		35,172	(3.3)		101,711		100,614	1.1

Operating income		14,143		11,996	17.9		40,890		38,926	5.0

Employee profit sharing		730		815	(10.4)		2,315		2,412	(4.0)

Other (revenues) and expenses, net		(264)		46	NA		(2,491)		(149)	*

Comprehensive financing cost
Net interest		1,384		2,420	(42.8)		4,294		4,190	2.5
Exchange loss, net		308		577	(46.6)		1,186		1,601	(25.9)
Monetary gain, net		(1,034)		(979)	5.6		(1,550)		(1,517)	2.2
Total		658		2,018	(67.4)		3,930		4,274	(8.0)

Equity interest in net income of affiliates		(285)		(164)	73.8		(690)		(344)	100.6

Income before income tax		13,304		9,281	43.3		37,826		32,733	15.6

Income tax		3,926		2,881	36.3		11,000		10,148	8.4

Income before equity in minority interest		9,378		6,400	46.5		26,826		22,585	18.8

Minority interest		(78)		321	NA		(279)		(317)	(12.0)

Majority net income	Ps.	9,300	Ps.	6,721	38.4	Ps.	26,547		22,268	19.2

EBITDA (1)	Ps.	20,483	Ps.	18,461	11.0	Ps.	59,939		59,112	1.4

EBITDA margin (%)		42.5		39.1	3.4		42.0		42.4	(0.4)
Operating margin (%)		29.4		25.4	4.0		28.7		27.9	0.8

* Higher than 1,000%

Consolidated Balance Sheets

[ In millions of Mexican pesos with purchasing power at September, 2007 ]
		September		September
		2007		2006
Assets
Cash and cash equivalents	Ps.	34,534	Ps.	25,871
Other current assets		46,172		44,229
Plant, property and equipment, net		163,311		170,671
Other assets		20,297		10,585
Goodwill, net		13,341		9,469
Net projected asset		16,377		21,638
Deferred taxes		7,130		6,484
Total assets	Ps.	301,162	Ps.	288,947

Liabilities and stockholders' equity
Short-term debt and current portion of long-term debt	Ps.	8,301	Ps.	8,814
Other current liabilities		41,519		38,483
Long-term debt		105,409		100,929
Labor obligations		2,628		2,488
Deferred taxes		17,242		17,279
Total liabilities		175,099		167,993
Stockholders' equity
Majority stockholders' equity		123,513		108,379
Minority interest		2,550		12,575
Total stockholders' equity		126,063		120,954
Total liabilities and stockholders' equity	Ps.	301,162	Ps.	288,947

Mexico Operating Results
						% Inc. vs.
	3Q 2007	2Q 2007	1Q 2007	4Q 2006	3Q 2006	3Q 2006

Lines in service (thousand units)	18,157	18,202	18,284	18,251	18,601	(2.4)

Local traffic (million units)
Local calls	6,324	6,295	6,278	6,491	6,734	(6.1)
Interconnection minutes (A) (B)	11,678	11,373	10,833	10,339	10,090	15.7

Long distance traffic (million minutes)
Domestic long distance (A)	4,632	4,599	4,470	4,561	4,672	(0.9)
International long distance
(incoming and outgoing) (B)	2,392	2,445	2,465	2,349	2,276	5.1

Billed line equivalents 64kbps (thousands)	2,598	2,484	2,347	2,330	2,217	17.2
Internet (thousands)	3,147	2,923	2,784	2,660	2,492	26.3
Prodigy (Dial-up)	470	542	657	837	900	(47.8)
Infinitum (ADSL)	2,677	2,381	2,127	1,823	1,592	68.2
  Includes domestic long distance calling party pays traffic
  Includes international long distance calling party pays traffic

Mexico Financial Results

Mexico Statements of Income

[ In millions of Mexican pesos with purchasing power at September, 2007 ]

					%					%
		3Q2007		3Q2006	Inc.		9 months 07		9 months 06	Inc.
Revenues
Local	Ps.	13,464	Ps.	14,446	(6.8)	Ps.	40,829	Ps.	43,360	(5.8)
Domestic long distance		4,362		4,625	(5.7)		13,003		13,689	(5.0)
International long distance		2,321		2,579	(10.0)		7,096		7,903	(10.2)
Interconection		5,674		4,450	27.5		16,993		12,869	32.0
Corporate networks		2,772		2,712	2.2		8,077		8,174	(1.2)
Internet		2,671		2,581	3.5		7,951		7,364	8.0
Other		2,031		1,666	21.9		5,175		3,970	30.4
Total		33,295		33,059	0.7		99,124		97,329	1.8

Costs and expenses
Cost of sales and services		7,564		7,616	(0.7)		22,855		22,954	(0.4)
Commercial, administrative and general expenses		4,904		4,872	0.7		14,670		14,918	(1.7)
Transport and interconnection		4,063		3,133	29.7		12,496		9,201	35.8
Depreciation and amortization		4,482		4,521	(0.9)		13,473		14,327	(6.0)
Total		21,013		20,142	4.3		63,494		61,400	3.4

Operating income	Ps.	12,282	Ps.	12,917	(4.9)	Ps.	35,630	Ps.	35,929	(0.8)

EBITDA (1)	Ps.	16,764	Ps.	17,438	(3.9)	Ps.	49,103	Ps.	50,256	(2.3)

EBITDA margin (%)		50.3		52.7	(2.4)		49.5		51.6	(2.1)
Operating margin (%)		36.9		39.1	(2.2)		35.9		36.9	(1.0)

Mexico statements of income- Third Quarter

[ In millions of Mexican pesos with purchasing power at September, 2007 ]

	Communities served by competition *	Communities not served by competition *	Total
Revenues
Local	9,597	3,867	13,464
Domestic long distance	3,862	500	4,362
International long distance	2,012	309	2,321
Interconection	4,819	855	5,674
Corporate networks	2,772	-	2,772
Internet	2,493	178	2,671
Others	1,963	68	2,031
Total	27,518	5,777	33,295
Costs and Expenses
Operating costs and expenses	8,253	4,215	12,468
Interconnection	3,470	593	4,063
Depreciation and amortization	2,805	1,677	4,482
Total	14,528	6,485	21,013

Operating income	12,990	(708)	12,282

EBITDA (1)	15,795	969	16,764

EBITDA margin (%)	57.4	16.8	50.3
Operating margin (%)	47.2	(12.3)	36.9

*Estimated figures

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the third quarter of 2007 and 2006.

Mexico Local Service Business
Statements of income
[ In millions of Mexican pesos with purchasing power at September, 2007 ]
					%					%
		3Q2007		3Q2006	Inc.		9 months 07		9 months 06	Inc.
Revenues
Access, rent and measured service	Ps.	13,221	Ps.	14,416	(8.3)	Ps.	40,022	Ps.	43,069	(7.1)
LADA interconnection		978		1,195	(18.2)		2,949		3,487	(15.4)
Interconnection with operators		392		412	(4.9)		1,193		1,175	1.5
Interconnection with cellular		3,678		4,016	(8.4)		10,907		11,588	(5.9)
Other		2,945		2,431	21.1		9,663		7,805	23.8
Total		21,214		22,470	(5.6)		64,734		67,124	(3.6)

Costs and expenses
Cost of sales and services		5,738		5,514	4.1		16,648		16,511	0.8
Commercial, administrative and general		4,724		4,489	5.2		13,075		13,290	(1.6)
Interconnection		2,524		2,958	(14.7)		7,797		8,718	(10.6)
Depreciation and amortization		2,908		2,953	(1.5)		8,832		9,503	(7.1)
Total		15,894		15,914	(0.1)		46,352		48,022	(3.5)

Operating income	Ps.	5,320	Ps.	6,556	(18.9)	Ps.	18,382	Ps.	19,102	(3.8)

EBITDA (1)	Ps.	8,228	Ps.	9,509	(13.5)	Ps.	27,214	Ps.	28,605	(4.9)

EBITDA margin (%)		38.8		42.3	(3.5)		42.0		42.6	(0.6)
Operating margin (%)		25.1		29.2	(4.1)		28.4		28.5	(0.1)

Mexico Long Distance Service Business
Statements of income
[ In millions of Mexican pesos with purchasing power at September, 2007 ]
					%					%
		3Q2007		3Q2006	Inc.		9 months 07		9 months 06	Inc.
Revenues
Domestic long distance	Ps.	5,105	Ps.	4,420	15.5	Ps.	15,322	Ps.	13,012	17.8
International long distance		2,547		2,252	13.1		8,068		6,839	18.0
Total		7,652		6,672	14.7		23,390		19,851	17.8

Costs and expenses
Cost of sales and services		1,178		1,274	(7.5)		3,914		4,108	(4.7)
Commercial, administrative and general		1,567		1,429	9.7		4,418		4,229	4.5
Interconnection to the local network		2,101		1,053	99.5		6,587		3,064	115.0
Depreciation and amortization		561		603	(7.0)		1,705		1,894	(10.0)
Total		5,407		4,359	24.0		16,624		13,295	25.0

Operating income	Ps.	2,245	Ps.	2,313	(2.9)	Ps.	6,766	Ps.	6,556	3.2

EBITDA (1)	Ps.	2,806	Ps.	2,916	(3.8)	Ps.	8,471	Ps.	8,450	0.2

EBITDA margin (%)		36.7		43.7	(7.0)		36.2		42.6	(6.4)
Operating margin (%)		29.3		34.7	(5.4)		28.9		33.0	(4.1)

			%
Brazil Operating Indicators	3Q2007	3Q2006	Inc.

Domestic long distance minutes	3,479	3,607	(3.6)
(millions)
International long distance minutes	537	513	4.5
(millions)
Line equivalents of 64 kbps ( thousands)	2,743	2,112	29.9
Access to local service (thousands)	2,408	1,831	31.5
Net Fone users (thousands)	469	115	306.0

Income Statements Brazil
[ millions of historic Brazilian reais]					%					%
		3Q2007		3Q2006	Inc.		9 months 07		9 months 06	Inc.
Revenues
Local (A)	$R	332.7	$R	242.7	37.1	$R	917.7	$R	673.9	36.2
Domestic long distance		1,030.0		1,045.3	(1.5)		3,064.0		3,150.7	(2.8)
International long distance		127.6		125.5	1.7		377.5		388.3	(2.8)
Corporate networks		439.9		457.8	(3.9)		1,337.4		1,364.7	(2.0)
Internet		126.7		113.2	12.0		372.9		330.1	13.0
Others		125.4		78.6	59.6		326.5		230.7	41.5
Total		2,182.3		2,063.1	5.8		6,396.0		6,138.4	4.2

Costs and Expenses
Cost of sales and services		289.3		271.6	6.5		822.9		808.5	1.8
Commercial, administrative and general		456.3		986.8	(53.8)		1,420.3		1,829.9	(22.4)
Transport and interconnection		861.2		844.2	2.0		2,503.1		2,499.0	0.2
Depreciation and amortization		285.6		282.0	1.3		847.1		834.1	1.6
Total		1,892.4		2,384.6	(20.6)		5,593.4		5,971.5	(6.3)

Equity in results of affiliates		(4.3)		26.5	NA		(98.6)		48.3	NA

Operating income	$R	294.2	$R	(348.0)	NA	$R	901.2	$R	118.6	659.9

EBITDA (1)	$R	575.4	$R	(39.6)	NA	$R	1,649.7	$R	1,001.0	64.8

EBITDA margin (%)		26.4		(1.9)	28.3		25.8		16.3	9.5
Operating margin (%)		13.5		(16.9)	30.4		14.1		1.9	12.2

* Higher than 1,000%
(A) Includes Interconnection

Results of International Operations

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Argentina
			%			%
	3Q2007	3Q2006	Inc.	9 months 07	9 months 06	Inc.
(millions of historic Argentinean pesos)

Revenues	$102.1	$88.8	15.0	$281.7	$257.6	9.4
EBITDA	20.2	12.8	57.8	54.8	27.1	102.2
EBITDA margin (%)	19.8	14.4	5.4	19.5	10.5	8.9
Operating Income	2.4	(0.6)	NA	4.6	(9.4)	NA
Operating margin (%)	2.4	(0.6)	3.0	1.6	(3.6)	5.2

Colombia
			%			%
	3Q2007	3Q2006	Inc.	9 months 07	9 months 06	Inc.
(millions of historic Colombian pesos )

Revenues	$127,674.4	$44,769.2	185.2	$307,362.2	$129,893.0	136.6
EBITDA	20,793.2	18,636.3	11.6	81,181.7	58,516.8	38.7
EBITDA margin (%)	16.3	41.6	(25.3)	26.4	45.1	(18.7)
Operating Income	(7,725.8)	10,228.2	NA	19,839.0	34,868.0	(43.1)
Operating margin (%)	(6.1)	22.8	(28.9)	6.5	26.8	(20.3)

Chile
			%			%
	3Q2007	3Q2006	Inc.	9 months 07	9 months 06	Inc.
(millions of Chilean constant pesos as of September, 2007)

Revenues	$18,644.6	$16,664.1	11.9	$54,463.2	$52,073.5	4.6
EBITDA	2,430.8	1,955.2	24.3	6,802.2	8,660.6	(21.5)
EBITDA margin (%)	13.0	11.7	1.3	12.5	16.6	(4.1)
Operating Income	(772.1)	(822.6)	(6.1)	(3,825.6)	549.5	NA
Operating margin (%)	(4.1)	(4.9)	0.8	(7.0)	1.1	(8.1)

Peru
			%			%
	3Q2007	3Q2006	Inc.	9 months 07	9 months 06	Inc.
(millions of historic New Soles)

Revenues	$66.0	$53.3	23.8	$185.8	$157.2	18.2
EBITDA	14.2	15.6	(9.0)	40.6	44.8	(9.4)
EBITDA margin (%)	21.5	29.3	(7.8)	21.9	28.5	(6.6)
Operating Income	0.0	3.7	(100.0)	(2.2)	7.4	NA
Operating margin (%)	0.0	6.8	(6.8)	(1.2)	4.7	(5.9)

----------------------------------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 22, 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Telmex Press Release: Third Quarter 2007.